June 3, 2010

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Robeco-Sage Triton Fund, L.L.C. (File Nos. 333-165950 and 811-21472)

Dear Mr. Silfen:

We have reviewed the registration statement on Form N-2 for the Robeco-Sage Triton Fund, L.L.C. ("Fund"), which was filed on April 8, 2010. The registration statement was filed to register additional units of limited liability company interests in the Fund ("Units") under the Securities Act of 1933 ("1933 Act"). The Fund is a "feeder" that invests substantially all of its available assets in a "master" fund, the Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C. (811-22223).

Based upon Securities Act Release No. 6510 and the representations contained in your letter of April 8, 2010, we conducted a selective review of the Fund's registration statement. We have the following comments.

1. We note that portions of the registration statement are incomplete and that it does not include certain exhibits required by Form N-2. You have represented that the missing information and exhibits will be included in a pre-effective amendment. We may have additional comments: when you file that pre-effective amendment; on any disclosures made in response to this letter; or on any information supplied supplementally.

2. Please inform us whether you have submitted, or expect to submit, an exemptive application or no-action request in connection with this registration statement.

3. Please inform us whether FINRA has reviewed the terms and arrangements of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. The burden of full and fair disclosure rests with the Fund, its counsel, and others engaged in the preparation of its registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please acknowledge the following in your letter.

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Fund of its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

3. The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Investment Management in connection with our review of the Fund's registration statement or in response to our comments on the Fund's registration statement.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

James E. O'Connor
Attorney/Advisor